 Exhibit (a)(1)(D)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Flexion Therapeutics, Inc.
at
$8.50 per share, net in cash, plus one non-transferable contingent value right for each share, which represents the right to receive one or more contingent cash payments of up to $8.00 per share in the aggregate upon the achievement of specified milestones, pursuant to the Offer to Purchase dated October 22, 2021
by
Oyster Acquisition Company Inc.
a wholly owned subsidiary of
Pacira BioSciences, Inc.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON NOVEMBER 18, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
October 22, 2021
To Brokers, Dealers, Banks, Trust Companies and other Nominees:
Oyster Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pacira BioSciences, Inc. (“Pacira”), and Pacira have appointed D.F. King & Co., Inc. to act as the information agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Flexion Therapeutics, Inc., a Delaware corporation (“Flexion”), at an offer price of (i) $8.50 per Share, in cash, net of applicable withholding taxes and without interest (the “Cash Amount”), plus (ii) one contingent value right per Share (each, a “CVR”), which will represent the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of any applicable withholding taxes and without interest, which amounts will become payable, if at all, if specified milestones are achieved on or prior to December 31, 2030 (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase, dated October 22, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).
Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF FLEXION HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.
The conditions of the Offer are described in Section 15 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:
1.
Offer to Purchase, dated October 22, 2021;

2.
Letter of Transmittal to be used by stockholders of Flexion in accepting the Offer, including Internal Revenue Service Form W-9;

3.
Flexion’s solicitation/recommendation statement on Schedule 14D-9;

4.
a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.
Notice of guaranteed delivery to be used to accept the Offer if certificates representing the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to the Expiration Date (as defined below), if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or if time will not permit all required documents to reach the Depositary prior to the Expiration Date; and

6.
return envelope addressed by mail to American Stock Transfer & Trust Company, LLC Operations Center, Attn: Reorganization Department, 6201 15th Avenue, Brooklyn, New York 11219.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires, when considered together with all other Shares (if any) otherwise beneficially owned by Purchaser and its affiliates, representing at least one Share more than 50% of the total number of Shares then issued outstanding at the time of the expiration of the Offer. The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder having expired or been terminated, and other customary conditions as described in Section 15 — “Conditions to the Offer” of the Offer to Purchase.
We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 Midnight, New York City time, on November 18, 2021 (one minute following 11:59 p.m., New York City time, on November 18, 2021), unless the Offer is extended (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or earlier terminated.
The Flexion board of directors has unanimously (i) determined that the Agreement and Plan of Merger, dated as of October 11, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Pacira, Purchaser and Flexion, and the transactions contemplated thereby and by the CVR Agreement and the Support Agreements described in the Offer to Purchase, including the Offer and the Merger (together, the “Transactions”), are fair to, and in the best interest of, Flexion and its stockholders, (ii) approved the execution, delivery and performance by Flexion of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger shall be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and (iv) resolved to recommend that the stockholders of Flexion tender their Shares to Purchaser pursuant to the Offer.
Purchaser is making the Offer pursuant to the Merger Agreement. Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger, Purchaser will be merged with and into Flexion (the “Merger”) without a meeting of Flexion’s stockholders and without a vote on the adoption of the Merger Agreement by Flexion’s stockholders in accordance with Section 251(h) of the DGCL, and Flexion will survive as a wholly owned subsidiary of Pacira. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by Flexion or any of its subsidiaries (including any treasury shares) or by Pacira or Purchaser or any other direct or indirect wholly owned subsidiary of Pacira, which Shares will be canceled and will cease to exist, or (ii) by any of Flexion’s stockholders who properly exercise and perfect their appraisal rights under Delaware law with respect to such Shares) will be automatically converted into the right to receive the Offer Price, without interest and subject to any applicable withholding taxes.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates (as defined in the Offer to Purchase), if any, evidencing such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.
Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees, (or, in the case of book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either Share certificates or a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.
Neither Purchaser nor Pacira will pay any fees or commissions to any broker or dealer or other person (other than to D.F. King & Co., Inc., in its capacity as Information Agent and American Stock Transfer & Trust Company, LLC, in its capacity as the Depositary, as described in the Offer to Purchase) for making solicitations or recommendations in connection with the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at the end of the day, one minute following 11:59 p.m., Eastern Time, on November 18, 2021, unless the Offer is extended or earlier terminated.
If a stockholder desires to tender Shares in the Offer and (i) the Share certificates are not immediately available, (ii) the procedure for book-entry transfer described in Section 3 of the Offer to Purchase cannot be completed on a timely basis or (iii) all required documents otherwise cannot be delivered to the Depositary prior to the Expiration Date, the stockholder’s tender may still be effected by following the guaranteed delivery procedures set forth in the Offer to Purchase and the Letter of Transmittal.
Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.
Very truly yours,
D.F. King & Co., Inc.
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, PACIRA, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY

INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.